

August 14, 2009

<u>Via Facsimile and U.S. Mail</u>
Dennis J. Block, Esq.
Cadwalader Wickersham & Taft, LLP.
One World Financial Center
New York, NY 10281

> **Re:** **Wilshire Enterprises, Inc.**
> **Schedule TO-I**
> **Schedule 13e-3**
> **Filed August 10, 2009**
> **File No. 5-32567**

Dear Mr. Block:

We have limited our review of the filings listed above to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

Exhibit 99(a)(1)(i)

Summary Term Sheet, page 1

Introduction, page 11

Background of the Offer, page 13

1.   In an appropriate place in this discussion, expand the disclosure of the background of the
        transaction to describe all discussions, meetings, contacts and reports among the Board of
        Directors, the Full Value Group, the financial and/or legal advisors regarding the terms of
        the settlement agreement and tender offer. For example, revise to disclose:

        •   how the parties decided on the timing of the offer as specified in the Settlement
            Agreement;

        •   whether any other price per share was discussed amongst the Board and the Full
            Value Group; and,

        •   any material discussions amongst the various parties noted above between the date
            of engagement of TM Capital and the presentation by TM Capital on August 7,
            2009.

Fairness of the Offer, page 16

2.   We note your disclosure regarding the factors considered by the Board in determining the
        procedural and substantive fairness of the transaction to unaffiliated shareholders. Given
        the influence of the settlement agreement on the terms of the current offer (i.e., as to the
        size of the offer, transaction type, timing and price), please revise to address the
        consideration given, if any, by the Board of the terms negotiated with the Full Value
        Group when the Board deliberated the fairness of the tender offer.

3.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally
        considered relevant in addressing the substantive fairness of a going private transaction
        and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13,
        1981). Please expand your disclosure to address whether consideration was given to the
        Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. For
        example, revise to address:

        •   the consideration given by the Board to the discounted cash flow analysis prepared by
            TM Capital which yielded a per share value as high as $2.61 per share;

- the consideration given to the fact the price per share is below the range indicated by the LTM NOI and Average NOI analyses produced by TM Capital;

- the consideration given to the higher valuation per share produced by the property sale analyses valuation; and,

- whether the Board considered the going concern or liquidation value per share.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9 of Schedule 13E-3 must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

Fairness Opinion of the Financial Advisor, page 19

4.   We note the reference on page 20 to the historical and financial forecast information provided by the company to TM Capital during the course of its review. Please disclose all of the financial forecasts that management and/or the board provided to TM Capital that formed the basis of projections or analyses developed by the advisor. In addition, disclose and quantify the material assumptions underlying the forecasts.

Conditions of the Offer, page 43

5.   You disclose that the conditions listed may be "waived by [you] in whole or in part, at any time and from time to time." Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. Please revise to clarify.

6.   Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Certain Information Concerning Us, page 45

7.   Although you have provided pro forma summarized financial information, you have omitted inclusion of the summarized historical financial information for the periods specified in Item 1010 (c) of Regulation M-A. Please provide complete summarized

financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. Refer generally to the telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" available on the Commission's website at http://www.sec.gov .

Closing Information

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from the company a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions